CONSENT OF AUTHOR

John Payne, PhD, P.Geo.
7846 160th Street,
Surrey, British Columbia, V3S 3T3
Phone 604-597-1080, jgpayne@telus.net

US Securities and Exchange Commission

I, John G. Payne, PhD, P.Geo, certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in the Form 40F of Northern Dynasty Minerals Ltd. contains any misrepresentation of the information contained in “2006 Summary Report on the Pebble Copper-Gold Molybdenum Deposit, Alaska, USA” dated March 31, 2007.

I do hereby consent to the filing with the regulatory authorities.

Dated this 1 day of April, 2007.

/s/ John Payne

John G. Payne, PhD, P.Geo.